UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 1-35016

TROOPS, Inc.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

Other Information

On November 16, 2021, TROOPS, Inc. (formerly known as “SGOCO Group, Ltd.”) (the “Company”) notified Nasdaq Capital Market the change of its corporate name from “SGOCO Group, Ltd.” to “TROOPS, INC.” and change of its trading symbol from “SGCO” to “TROO.” Effective as of today, the Company’s ordinary shares have begun trading on the Nasdaq Capital Market under the Company’s new name, TROOPS, INC., and under its new trading symbol, TROO. The Company announced the changes of its corporate name and its trading symbol in the press release furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: November 16, 2021	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description

99.1	Press Release regarding TROOPS, Inc. Announces Changes of its Corporate Name and its Trading Symbol